invensys®

82-2142

Invensys plc
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2005 OCT -5 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

05011630

26 September 2005

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 2 notifications released to the London Stock Exchange concerning

(a) Blocklisting Six Monthly Return
(b) Notification of major Interest in Shares

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dw 10/5

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Blocklisting 6 Monthly Return
21/09/2005

RNS Number:5649R
Invensys PLC
21 September 2005

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 21 September 2005

1. Name of applicant:

Invensys plc

2. Name of scheme

Invensys Savings Related Share Option Scheme

3. Period of return:

From 21 March 2005 To 20 September 2005

4. Balance under scheme from previous return:

n/a

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

n/a

6. Number of securities issued/allotted under scheme during period:

7,885

7 Balance under scheme not yet issued/allotted at end of period

9,992,115

8. Number and class of securities originally listed and the date of admission

10,000,000 ordinary shares of 1p each, admitted on 21 March 2005

9. Total number of securities in issue at the end of the period

5,687,151,720

Name of contact Jaime Tham, Assistant Secretary

Address of contact Invensys plc, Portland House, Stag Place, London, SW1E 5BF

Telephone number of contact 020 7821 3848

Signed by ....

Company Secretary/
for and on behalf of

Name of applicant: Invensys plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Holding(s) in Company
21/09/2005

RNS Number:5861R
Invensys PLC
21 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification has been made by Standard Life Investments on behalf of Standard Life Group

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

20 September 2005

11) Date company informed

21 September 2005

12) Total holding following this notification

175,454,537

13) Total percentage holding of issued class following this notification

3.085%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 21 September 2005